Exhibit 21.1

List of Subsidiaries

(as of 03/26/2021)

Name	Jurisdiction	Percentage Owned
BMIX Participações Ltda.	Brazil	99.99% by Company
Mineração Duas Barras Ltda.	Brazil	99.99% by BMIX Participações Ltda.
RST Recursos Minerais Ltda.	Brazil	50.00% by BMIX Participações Ltda.
Hercules Resources Corporation	Marshall Islands	100% by Company
Hercules Brasil Ltda.	Brazil	99.99% by Hercules Resources Corporation
Jupiter Gold Corporation	Marshall Islands	30.00% by the Company
Mineração Jupiter Ltda.	Brazil	99.99% by Jupiter Gold Corporation
Mineração Apollo Ltda.	Brazil	99.99% by Apollo Resources Corporation
Apollo Resources Corporation	Marshall Islands	60.00% by Brazil Minerals, Inc.